AMENDMENT TO THE
CERTIFICATE OF DESIGNATION OF
SERIES A CONVERTIBLE PREFERRED STOCK OF
ENERGY FOCUS, INC.

(Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware)
Energy Focus, Inc., a Delaware corporation (the “Corporation”), certifies as follows:
FIRST: The name of the Corporation is Energy Focus, Inc.
SECOND: The Certificate of Designation of Series A Convertible Preferred Stock (the “Certificate of Designation”) was filed with the Secretary of State on March 29, 2019.
THIRD: Section 6.1 of the Certificate of Designation is hereby amended and restated as follows:
Voting Generally. Each holder of outstanding Shares of Series A Preferred Stock shall be entitled to vote with holders of outstanding shares of Common Stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration (whether at a meeting of stockholders of the Corporation, by written action of stockholders in lieu of a meeting or otherwise), except as provided by law. In any such vote, each Share of Series A Preferred Stock shall be entitled to a number of votes equal to 55.37% of the number of shares of Common Stock into which the Share is convertible pursuant to Section 7 herein as of the record date for such vote or written consent or, if there is no specified record date, as of the date of such vote or written consent. Each holder of outstanding Shares of Series A Preferred Stock shall be entitled to notice of all stockholder meetings (or requests for written consent) in accordance with the Corporation’s bylaws.
FOURTH: The foregoing Amendment of the Certificate of Designation was duly authorized by the Board of Directors of the Corporation.

[Signature page follows]

The Corporation has caused this Amendment to the Certificate of Designation to be duly executed as of the 30 day of May, 2019.

ENERGY FOCUS, INC.

By: /s/ James Tu
Name: James Tu
Its: Chairman of the Board, Chief Executive Officer and President